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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   6  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 3, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 8 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          476,100

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          476,100

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          476,100

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          476,100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          476,100

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          476,100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of August 3, 1998 and amends and supplements the Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998 and May 26,
1998 (the "Schedule 13D").  Except as set forth herein, the
Schedule 13D is hereby restated in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at      $3,314,410.63
Merrill Lynch, Paine Webber,
Smith Barney and Goldman Sachs

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at      $3,262,483.31
Goldman Sachs, Smith Barney
and Paine Webber

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, including the Issuer's adoption and possible deployment of a "Poison Pill" in the form of a Stockholders Rights Plan (the "Plan"), each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     The Issuer's operating performance and the market price of the Common Stock is of profound concern to Elliott and Westgate. On June 18, 1998, Elliott and Westgate had an introductory meeting with the Issuer's management. However, there were no substantive discussions at this meeting because the Issuer had recently adopted the Plan and therefore, Elliott and Westgate were each afraid of being deemed an "adverse person," as described below. Elliott and Westgate then sought another meeting with the Issuer's management to discuss ideas that Elliott and Westgate believed would result in the creation of shareholder value and which Elliott and Westgate would only undertake with the approval of the Issuer's Board of Directors. Despite these efforts, the Issuer's management did not make itself available to discuss these important issues with Elliott and Westgate and left Elliott and Westgate with doubts as to management's commitment to increasing shareholder value.

     Because the Issuer's management did not make itself available for such a meeting and because of the adoption of the Plan, on August 3, 1998, Elliott and Westgate were forced to file a complaint against the Issuer and its Board of Directors with the U.S. District Court in the District of Massachusetts to protect its rights as a shareholder of Common Stock. The complaint asks the court to grant the following relief: (i) a declaratory judgment that the Plan is invalid, null, and void as applied to Elliott's and Westgate's potential proxy solicitation efforts and that Elliott and Westgate may not be declared "adverse persons" under the Plan if they choose to nominate directors, make shareholder proposals, or engage in a proxy solicitation, and a preliminary and permanent injunction enjoining the Issuer from enforcing or using the Plan against Elliott's and Westgate's potential proxy solicitation efforts; (ii) a declaratory judgment that the Issuer may not advance the date of its next annual meeting so as to deny Elliott and Westgate a reasonable time within which to present nominees for director and shareholder proposals for consideration at such meeting, and a preliminary and permanent injunction enjoining the Issuer from manipulating the meeting date to deny Elliott and Westgate such a reasonable time or impeding the conduct of business or voting of shares of Common Stock, by proxy or otherwise, by Elliott and Westgate at such meeting; and (iii) an order that the Issuer provide Elliott and Westgate with a copy of the Issuer's shareholder list.

     If Elliott and Westgate are successful in obtaining such relief, they will likely solicit proxies for the election of two directors at the Issuer's next annual meeting and for the support of shareholder proposals which they believe could increase shareholder value for all of the holders of Common Stock.

     In addition, although Elliott and Westgate originally purchased the Common Stock beneficially owned by them for investment purposes, they continue to consider ways to maximize the shareholder value of the Issuer, which, depending on the outcome of the litigation described above, may include, without limitation, potential changes in the operations and/or capital structure of the Issuer, entry into a joint venture or a strategic partnership, acquisition of another company or business or a possible change in control of the Issuer. In addition, Elliott and Westgate are discussing and, depending of the outcome of the litigation described above, may in the future discuss such possibilities with others including, without limitation, other shareholders of the Issuer.

     None of Elliott, Westgate or Martley currently has any definitive plans or proposals, other than those described above, which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 476,100 shares of Common
Stock constituting 7.69% of the outstanding shares of Common
Stock.

     Westgate beneficially owns 476,100 shares of Common
Stock constituting 7.69% of the outstanding shares of Common
Stock.

     Elliott and Westgate together beneficially own 952,200 shares of Common Stock, constituting 15.38% of all outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c) The following previously unreported transaction was effected by Elliott during the past sixty (60) days:

                                   Approximate
                                   Price per Share
                    Amount of Shares(exclusive of
Date      Security  Bought (Sold)  commissions)

6/5/98    Common     2,900         $6.9375


     The above transaction was effected by Elliott on NASDAQ in New York.

     The following previously unreported transaction was affected by Westgate during the past sixty (60) days:

                                   Approximate
                                   Price per Share
                    Amount of Shares(exclusive of
Date      Security  Bought (Sold)  commissions)

6/5/98    Common     2,900         $6.9375


     The above transaction was effected by Westgate on NASDAQ in New York.

     No other previously unreported transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
August 3, 1998

                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         General Partner

                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager

                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         President

                    MARTLEY INTERNATIONAL, INC.


                    By:  /s/ Paul E. Singer
                         Paul E. Singer
                         President